Exhibit 99.1

WWW.MOUNTAINPROVINCE.COM

MOUNTAIN PROVINCE DIAMONDS INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the shareholders of Mountain Province Diamonds Inc. (“Mountain Province” or the “Corporation”) will be held on Tuesday, September 29, 2020 at 11:00 a.m. Eastern Time. With the emergence of COVID-19, and in light of limits on larger gatherings and our concern for the health and safety of our employees and shareholders, our Meeting will be held as a virtual only shareholder meeting with participation electronically, which will be conducted via live webcast over the internet at: https://web.lumiagm.com/209149777. Participation in the Meeting will be explained further in the accompanying proxy or voting instruction form, as applicable, and management information circular. Shareholders will not be able to attend the Meeting in person.

At the Meeting you will be asked to vote on the following items of business:

(a)	to consider and, if appropriate, approve an increase in the value of diamonds to be sold under the existing diamond sales agreement to US$100 million from US$50 million;
(b)	to consider and, if appropriate, approve the entry into a loan agreement with Dermot Fachtna Desmond and/or a related company in a principal amount of approximately US$25 million by way of assigning and amending the Corporation's existing credit facility.

This notice is accompanied by a management information circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders (collectively, the “Meeting Materials”).

The Board of Directors of the Corporation has fixed the close of business on August 26, 2020 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

The Board of Directors of the Corporation has fixed 11:00 am Eastern Time on September 25, 2020, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation’s transfer agent.

If you have any questions relating to the Meeting, please contact the Corporation by calling toll-free in North America at 1-855-561-4524 or by email at info@mountainprovince.com.

Shareholders who are unable to attend the Meeting electronically are requested to complete, date, sign and send the enclosed form of proxy to Computershare Investor Services Inc. so that as large a representation as possible may be had at the Meeting.

DATED at Toronto, Ontario this 26th day of August, 2020.

BY ORDER OF THE BOARD OF DIRECTORS
"Stuart Brown"
Stuart Brown President and Chief Executive Officer